

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via Facsimile
Terrence R. Curtin
Executive Vice President and
Chief Financial Officer
TE Connectivity Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen, Switzerland

> **Re:**   **TE Connectivity Ltd.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed November 18, 2011**
> **File No. 001-33260**

Dear Mr. Curtin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2011

General

1.   Please update us on your contacts with Iran, Syria and Sudan since your predecessor Tyco Electronics Ltd.'s letters to us of March 12, 2008 and April 3, 2008. As you know, Iran, Syria and Sudan are designated as state sponsors of terrorism by the U.S. Department and State and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about these countries.

Your response should describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. For instance, we note that your Crompton Instruments' division's website provides contact information for Iran, Syria and Sudan, and that your Elo TouchSystems Belgium division's website provides an authorized distributor list which includes contact information for Syria.

Describe any services or products you have provided to Iran, Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries, or entities controlled by their governments.

2.   Please tell us whether any of the products or services you describe in response to the foregoing comment are dual use items or otherwise are items included on the U.S. Department of Commerce's Commerce Control List. Also address whether, to the best of your knowledge, understanding or belief, any of the products or services have been used for military and/or weapons uses or purposes in or by any of the referenced countries.

3.   Please discuss the materiality of your contacts with Iran, Syria or Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 38

4.   We note your discussion here of organic sales. We further note from your reconciliation of this non-GAAP measure to GAAP net sales that you include an adjustment for the 53rd week. With a view to enhanced disclosure in future filings, please explain to us how this adjustment is calculated. Clarify if this is an estimate based on actual results for the 53rd week or if this is estimated using an average weekly sales figure.

Liquidity and Capital Resources, page 52

5.   We note from your disclosures on page 45 that certain of your foreign subsidiaries had approximately $17 billion of undistributed earnings which you intend to permanently reinvest. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and

investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 62

– Revenue Recognition, page 62

6.   We note your disclosure here regarding your revenue recognition. Please revise future filings to provide greater insight into the critical accounting estimates related to your revenue recognition. For example, we note your disclosures regarding your recognition of certain contract revenues on the percentage-of-completion method, which is based on the ratio of actual costs incurred to total estimated costs. Discuss how you develop your estimates of total estimated costs. Provide analysis of how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

Non-GAAP Financial Measures, page 66

– Free Cash Flow, page 67

7.   We note your disclosure here that free cash flow is a useful measure of your cash generation which is free from any significant existing obligation. Giving consideration to your approximately $2.7 billion in debt and the related debt service requirements, please explain to us in greater detail why you believe this measure gives insight into cash that is free from any significant existing obligation.

Note 2 – Summary of Significant Accounting Policies, page 88

– Allowance for Doubtful Accounts, page 90

8.   We note your disclosure here regarding your allowance for doubtful accounts. We further note your disclosure of your concentration of sales to European countries disclosed on page 155. Considering the European sovereign debt crisis and economic conditions and your concentration of sales in these foreign countries, please explain to us in more detail how you have assessed your outstanding accounts receivable balances for potential impairment.

Note 13- Commitments and Contingencies, page 116

Matters Related to Our Former Wireless Systems Business, page 120

State of New York Contract, page 120

9.   We note from your disclosures that State of New York is alleging damages in excess of
        $275 million. We further note that you have recorded a charge of $50 million relating to
        the amount drawn by the State of New York against the standby letter of credit. Please
        revise future filings to disclose an estimate of the possible loss or range of loss beyond
        that which you have recorded, or revise to include disclosure that such an estimate cannot
        be made. Refer to FASB ASC 450-20-50-4. To the extent that you are unable to make
        such an estimate, please explain to us the procedures you undertake on a quarterly basis
        to attempt to develop a range of reasonably possible loss for disclosure.

Note 16 – Retirement Plans, page 130

10.   We note your disclosures regarding your non-U.S. defined benefit pension plans.
        Specifically, we note your disclosures on page 135 regarding the investments in
        government bonds and comingled bond funds. Discuss the impact, if any, of the current
        European economic conditions on your pension plan assets.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief